Exhibit 99.4

(BAR CODE)

ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 15, 2016

ASSEMBLEA DEGLI AZIONISTI - 15 APRILE 2016

ATTENDANCE AND PROXY CARD

REGISTRATION NUMBER	1.123.00099	N. DI REGISTRAZIONE

The Annual General Meeting of Shareholders	L’Assemblea degli Azionisti
of CNH Industrial N.V. will be held on	di CNH Industrial N.V. si terrà il
April 15, 2016 at 9:00 a.m. CET at:	15 Aprile 2016 alle ore 9:00 presso:
Radisson Blu Hotel Amsterdam Airport
Boeing Avenue 2, 1119 PB Schiphol-Rijk (NL)

We hereby confirm the registration to attend the above meeting of:	Confermiamo la registrazione per partecipare alla suddetta assemblea di:

Shareholder/Azionista: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

Date of birth/Data di nascita: XX.XX.XXXX - Place of birth/Luogo di nascita: XXXXXXXXXXXXXXXX

Resident in/Residente in: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

for the following shares/ per le seguenti azioni:

Class of shares/Tipo azioni	(Common/Electing/Qualifying/Special)

Number of shares/Numero di azioni	XXXXXXXXXXX

Computershare S.p.A.	CNH Industrial N.V.

PROXY CARD

Should the above indicated shareholder not be able to attend the meeting in person, he/she may appoint a representative filling in the following proxy:	Se il suddetto azionista non può partecipare all’assemblea personalmente, potrà delegare un rappresentante completando la seguente delega:

The Undersigned/Il sottoscritto XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX,

appoints/delega:

Mr./Mrs./il Sig./la Sig.ra

to represent him/her and vote on his/her behalf at the abovementioned AGM of Shareholders of CNH Industrial N.V.	a rappresentarlo/la e a votare per suo conto alla sopramenzionata Assemblea degli Azionisti della CNH Industrial N.V.

Date/Data	Signature/Firma